BURBERRY

07020205

By courier to the Mail Room

FILE NO. 82-34691

Securities and Exchange Commisssion
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

5 January 2007

SUPPL

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 October 2006 – 31 December 2006.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

PROCESSED
JAN 1 1 2007
THOMSON
FINANCIAL

Enclosures:

BURBERRY

Burberry Group plc Interim Report
Six months to 30 September 2006

Contents

HIGHLIGHTS

Summary of Results

	Six months to September		
	2006 £m	2005 £m	Charge %
Turnover	392.0	354.9	11
Operating profit before Atlas costs[1]	84.2	78.8	7
Operating profit	74.6	75.8	(2)
Attributable profit	49.9	53.1	(6)
Diluted EPS before Atlas costs	12.5p	11.3p	11
Diluted EPS	11.1p	10.9p	2
Interim dividend per share	2.875p	2.5p	15
Diluted weighted average number of Ordinary Shares	449.8m	488.8m	(8)

Financial Highlights

- *Total revenues increased 10% on an underlying[2] basis to £392 million*
  - Retail revenues increased 23% underlying
  - Wholesale revenues increased 1% underlying
  - Licensing revenue increased 5% underlying
- Operating profit before Atlas costs increased 7% to £84 million
  - A 10% gain adjusted for one-time items and currency movements
- Operating margin before Atlas costs of 21.5% vs 22.2% in prior period
  - Movement primarily reflects reduced licensing share of revenue
- Diluted EPS before Atlas costs increased 11% to 12.5p
- First half performance consistent with Group trading expectations for the full financial year
  - *Exchange rate movements will affect reported results*
- Interim dividend increased 15% to 2.875p per Ordinary Share
- £38 million shares repurchased in the half
- Second half outlook
  - Increased second half wholesale sales growth expectations to high single digit underlying
  - Plan 14% average retail selling space increase for second half
  - Expect underlying licensing revenue broadly flat relative to the previous year period
  - Capital expenditure expected to total £40-45 million for the full financial year

(1) Project Atlas costs of £9.6 million (2005: £3.0m) relate to the Group's infrastructure redesign initiative announced in May 2005.

(2) Underlying figures exclude the financial effect of the Taiwan acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2005/06 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

Strategic and Operating Highlights

- Excellent retail progress
  - Opened six new stores, a replacement store, five concessions and two outlets
  - Retail share of revenue increased to 43% from 35% in previous period
  - Accelerated pace of retail expansion to produce expected 13% increase in average selling space for the financial year
- Advanced key accessory strategies
  - Autumn 2006 luxury handbag styles achieving excellent results at retail
  - Added senior supply chain, design and development talent
- Launched major new men's fragrance, Burberry London, in August 2006
- Important operational achievements
  - Project Atlas successfully completed first major SAP implementations on schedule
  - Implemented new market calendar
  - Initiated basic inventory replenishment programme

BUSINESS AND FINANCIAL REVIEW
BUSINESS REVIEW

Burberry achieved a strong start to its 150th year. First half revenue increased 10% on an underlying basis and diluted EPS before costs associated with Project Atlas increased 11%. Equally important, Burberry advanced several strategic priorities, including brand leveraging, retail expansion, accessory development and operational improvement. Strategic, operating and financial highlights are outlined in the review of Burberry's 2006/07 first half set out below.

Regions

First half activity varied by region.

First Half Retail and Wholesale Revenue by Geographical Market (Destination)

	Reported		Change		Revenue Mix	
	2006/07 £m	2005/06 £m	Reported %	Underlying* %	2006/07 %	2005/06 %
Europe (excluding Spain)	109.9	93.5	18	18	28	26
Spain	74.8	74.5	0	(3)	19	21
North America	81.8	76.0	8	10	21	21
Asia Pacific	75.8	64.9	17	10	19	18
Rest of the World	8.9	6.4	39	39	2	2
Total	351.2	315.3	11	10	90	89
Licensing	40.8	39.6	3	5	10	11
Total	392.0	354.9	11	10	100	100

- **Europe (excluding Spain)** Overall performance across Europe (excluding Spain) was strong in the period. Wholesale demand combined with excellent retail trading to produce an 18% underlying (18% reported) revenue gain. In wholesale, the Italian and German markets demonstrated particular strength relative to the previous year. Retail sales were generally strong throughout the region, boosted by strength at existing locations, with the UK market achieving a double digit gain. Burberry opened one concession and one outlet store in the region during the period.
- **Spain** Sales in Spain experienced a 3% underlying (0% reported) decline primarily driven by reduced wholesale orders in the specialty store channel. This decline was partially offset by retail gains largely associated with additional selling space. During the half, Burberry continued to refine the operation of its womenswear department store concessions. Also, as part of the objective to enhance Burberry's brand position in Spain, the Group opened a flagship store in Madrid in August and three accessory concessions during the half.

- **North America** The North American market achieved a 10% underlying increase (8% reported). While the Group continues to position the wholesale business for future growth in this market, revenues experienced a moderate decrease in the period primarily due to shipping delays. In retail, new space combined with strong performance at existing stores to produce excellent revenue growth in the period. Burberry opened stores in Atlantic City (New Jersey), Kansas City (Missouri), Northbrook (Illinois) and Hackensack (New Jersey) and an outlet store, in line with the Group's strategy to accelerate retail expansion in key underpenetrated markets.
- **Asia Pacific** Driven by strong retail performance, the Asia Pacific region achieved a 10% underlying (17% reported) gain in the period. Existing stores in Hong Kong and other Southeast Asia markets accounted for a majority of the underlying gains. The Taiwan acquisition boosted the reported increase. Wholesale sales were broadly flat in the period with sales to Japan offsetting deferred shipments to selected duty free and other customers. During the half, Burberry initiated a pilot programme to sell directly a small selection of international products to department stores in Japan.
- **Rest of the World** RoW revenues largely represent sales to new markets, including Russia, Eastern Europe, the Middle East and South America. Sales to these regions increased 39% underlying in the first half with gains driven by sales to existing and new customers. Franchise stores achieved excellent performance during the period. In conjunction with a local franchise partner, the Group opened a second store in Istanbul (Turkey) during the half.
- **Licensing** Royalties from Japan product licenses accounted for approximately 65% of Burberry's licensing revenue in the first half. In Japan, despite a soft department store environment, ongoing licenses achieved a modest gain. This gain was offset by the effect of licence terminations, as part of Burberry's ongoing initiatives to add international product in this market, resulting in a moderate decline in Japan's licensing revenue for the half.

Channels

Channel performance in the half reflected the Group's strategic emphasis on developing its directly operated store network.

First Half Revenue by Channel of Distribution

	Reported		Change		Revenue Mix	
	2006/07 £m	2005/06 £m	Reported %	Underlying[a] %	2006/07 %	2005/06 %
Retail	169.1	124.2	36	23	43	35
Wholesale	182.1	191.1	(5)	1	47	54
Licensing	40.8	39.6	3	5	10	11
Total	392.0	354.9	11	10	100	100

- **Retail** Retail sales in the first half increased 23% underlying, 36% reported, driven by contributions from existing and new stores. The Taiwan acquisition and Spain retail conversion contributed approximately 13 percentage points to the reported gain. Comparable store sales increased 11% and average selling space increased approximately 12% year over year. During the half, the Group opened a total of six stores, a replacement store, a net five concessions and two outlets. The US accounted for over half of the new retail space added in the period. The retail channel's share of Burberry's revenue increased to 43% from 35% in the previous year period. This mix shift accounted for approximately half of the gross margin percentage gain and approximately half the increase in the expense ratio in the period.
- **Wholesale** Underlying wholesale sales increased 1%, declining 5% on a reported basis. Production delays in key outerwear styles and a core handbag group coupled with limited ability to respond to reorders constrained growth in the half. Reported wholesale sales were also affected by the Taiwan acquisition and Spain retail conversion.
- **Licensing** Total licensing revenue in the first half increased 5% on an underlying basis, 3% reported. Good growth in product licence revenue (approximately 35% of total licensing revenue in the period) was led by fragrances, which benefited from the successful launch of Burberry London for women in spring 2006 and the men's fragrance in autumn 2006. Watches also continued to demonstrate good momentum in the period. As discussed above, licensing revenue from Japan experienced a moderate underlying decline in the period.

Products

Burberry continued to enhance its product design and development processes in the half. The Group took steps to integrate further its regional and divisional design teams in order to leverage more effectively total design capabilities, enhance aesthetic cohesion across categories and generally improve design consistency across all products. Beginning with the Spring/Summer 2007 season, design teams reduced significantly the number of product styles developed in order to create more focussed and logistically manageable collections. Designers and merchants also concentrated on underdeveloped areas of Burberry's product hierarchy, the sartorial, or career segment, for example. Divisional highlights are outlined below.

First Half Revenue by Product Category

	Reported		Change		Revenue Mix	
	2006/07 £m	2005/06 £m	Reported %	Underlying[2] %	2006/07 %	2005/06 %
Womenswear	138.2	119.2	16	14	35	34
Menswear	109.0	99.9	9	9	28	28
Accessories	95.3	88.1	8	9	25	25
Other	8.7	8.1	7	(4)	2	2
Licensing	40.8	39.6	3	5	10	11
Total	392.0	354.9	11	10	100	100

- **Runway** Burberry's runway collection continues to garner strong critical acclaim and consumer interest. The Autumn 2006 collections in conjunction with Burberry's 150th anniversary celebration received outstanding editorial coverage. Both the women's and men's collections achieved stellar sales growth in the period. In response to this growing consumer enthusiasm, the runway collection was broadened for Spring/Summer 2007 with a pre-collection, scheduled to appear in stores in November 2006. Burberry's Creative Director, Christopher Bailey, was recently awarded the US GQ Designer of the Year Award.

- **Womenswear** Womenswear was the fastest growing of Burberry's primary product groups in the half. Outerwear was a key driver as the Group continued to enhance its authoritative position in this category through an increased emphasis on functionality and innovation. Improved fit and continued attention to transitional product also contributed to the strong performance of the womenswear collection.

- **Menswear** Menswear performed well in the half. The continued emphasis on outerwear development led to strong gains in the category. In July, Burberry appointed a new Head of Menswear with extensive product development and merchandising experience. In operations, the Group took steps to improve the efficiency of product development by integrating efforts across design centres in core product categories.

- **Accessories** Performance of Burberry's new luxury handbags is the accessories highlight of the half. In creating the line for the Autumn/Winter 2006 season, the design and merchandising teams intensified efforts on the top end of the handbag product range, broadening the selection and increasing emphasis on innovation, adding authentic details and modern shapes. An exclusive range of handbags was also designed in celebration of Burberry's 150th anniversary – the Burberry Icons Collection. As the selling season approached, the Group also enhanced its marketing efforts in support of the collection. Burberry's stores have experienced outstanding demand for these styles.

Operations

The Group achieved several milestones in its ongoing efforts to enhance operating efficiency and infrastructure.

- **Project Atlas** Project Atlas is the cornerstone of Burberry's efforts to enhance operational effectiveness. During the half, the project tracked to plan and budget. The first major SAP deployments, for UK-based financial and non-stock procurement systems, were successfully accomplished. The next major deployments, which deliver new processes and systems for production planning, manufacturing and procurement, are in process and scheduled for completion in early 2007. Progress continued with respect to the later phases of the programme as well. During the next six to twelve months, Atlas enters its most intensive phase with important SAP deployments in the Group's core product development operations and key geographical regions. At the same time, implementation of a tactical initiative (prior to full SAP deployment) to allow integrated global visibility of retail sales and inventory information also commenced in the half. With respect to the project's financial implications for the 2006/07 year, Burberry continues to expect to realise benefits of approximately £6 million and incur expenses of £19 million.

- **Specific initiatives** The Group undertook several discrete initiatives during the half to enhance its operational performance. In advance of full Atlas implementation, Burberry initiated a simple basic inventory replenishment programme for the Autumn 2006 season involving a small selection of key styles. The Group also took initial steps to rationalise its supply chain by consolidating sourcing of selected key products. In order to improve the frequency of new product flow to stores and wholesale customers, Burberry formally adjusted its product development calendar to increase the number of collections annually. This resulted in incremental expense in the half with corresponding benefits expected in the second half.

Financial summary

Turnover increased 10% on an underlying basis (11% reported) to £392 million.

- Gross margin improved from 57.8% to 61.6% primarily as a result of the increase in the retail channel's share of revenue and reduced markdowns. These gains were partially offset by the licensing channel's reduced share of revenue.
- This channel shift to retail was also a key driver of the increase in the expense ratio from 35.6% to 40.2% (before Atlas costs). Investments in human and operating infrastructure, management transition and increased marketing in connection with Burberry's 150th anniversary also contributed to the expense ratio rise. The increase was further amplified by a £1.5 million one-time property related gain, which offset expenses, in the previous period.
- The Group achieved a 21.5% operating margin before Atlas costs in the half relative to 22.2% in the previous period. The majority of this decrease was driven by licensing's reduced share of revenue. The retail/wholesale operating margin was 14.0% in the 2006/07 first half relative to 14.3% in 2005/06 period. Adjusted for the one-time gain, the 2005/06 retail/wholesale operating margin was 13.8% relative to 14.0% this half.
- Operating profit before Atlas costs increased to £84.2 million, a 7% gain. Adjusted for the one-time gain and the effect of currency movements (approximately £0.9 million), operating profit before Atlas costs increased 10%.
- Diluted EPS before Atlas costs increased 11% to 12.5p.
- First half performance was consistent with Group trading expectations for the full financial year.
  - Exchange rate movements will affect reported results.
- After Atlas costs, operating profit was £74.6 million with diluted EPS of 11.1p.
- The directors have declared a 15% increase in the interim dividend to 2.875p.
- In the half, the Group repurchased £38 million of its shares.

Second half outlook

- **Retail** Burberry has accelerated its retail expansion programme for the year. For the second half, average retail selling space is planned to increase approximately 14% through the addition of five stores and five concessions. For the full financial year, the Group plans to open nine Burberry stores, a net nine concessions and four outlets resulting in an expected 13% increase in average retail selling space (excluding the effects of the Taiwan acquisition and Spain retail conversion).
- **Wholesale** As a result of early indications from replenishment and new calendar initiatives, the Group has increased its second half wholesale growth expectation to high single digit underlying.
- **Licensing** The Group continues to expect licensing revenue broadly flat underlying in the second half relative to the previous year period. In Japan, Burberry will continue its activities to reinforce brand positioning, which constrain volume growth. In product licenses, Burberry looks forward to the launch of its new eyewear collection.
- **Capital expenditure** Capital expenditure is expected to total £40-45 million for the full financial year.

BUSINESS AND FINANCIAL REVIEW
FINANCIAL REVIEW

Group results

	Six months to 30 September 2006		Six months to 30 September 2005	
	£m	Percentage of turnover	£m	Percentage of turnover
Turnover				
Retail	169.1	43.1%	124.2	35.0%
Wholesale	182.1	46.5%	191.1	53.8%
Licensing	40.8	10.4%	39.6	11.2%
Total turnover	**392.0**	**100.0%**	**354.9**	**100.0%**
Cost of sales	(150.4)	(38.4%)	(149.7)	(42.2%)
Gross profit	**241.6**	**61.6%**	**205.2**	**57.8%**
Net operating expenses before Atlas costs	(157.4)	(40.2%)	(126.4)	(35.6%)
Operating profit before Atlas costs	**84.2**	**21.5%**	**78.8**	**22.2%**
Atlas costs	(9.6)	(2.4%)	(3.0)	(0.8%)
Operating profit	**74.6**	**19.0%**	**75.8**	**21.4%**
Net finance (expense)/income	(1.2)	(0.3%)	2.3	0.6%
Profit before taxation	**73.4**	**18.7%**	**78.1**	**22.0%**
Taxation	(23.5)	6.0%	(25.0)	(7.0%)
Attributable profit	**49.9**	**12.7%**	**53.1**	**15.0%**
Diluted EPS before Atlas costs	**12.5p**	**–**	**11.3p**	**–**
Diluted EPS	11.1p	–	10.9p	–
Diluted weighted average number of Ordinary Shares (millions)	449.8	–	488.8	–

Burberry Group turnover is composed of revenue from three channels of distribution: retail, wholesale and licensing operations. Retail revenue is generated from the sale of women's and men's apparel and accessories through the Group's directly operated store network. Wholesale revenue arises from the sale of these products to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Licensing revenue consists of royalties receivable from Japanese and product licensing partners. At 30 September 2006, the Group operated 277 retail locations (2005: 177) consisting of 73 Burberry stores (2005: 62), 172 concessions (2005: 90) and 32 outlet stores (2005: 25).

Turnover

Total turnover in the first half advanced to £392.0 million from £354.9 million in the prior period, representing an increase of 11%, or 10% on an underlying basis. In determining "underlying" performance, financial results are adjusted to exclude the financial effects of the Taiwan acquisition, the portion of Burberry's business in Spain affected by the retail conversion and the impact of foreign currency exchange rate differences between periods. The Taiwan acquisition and Spain retail conversion shift sales from Burberry's wholesale channel to its retail channel. In determining underlying performance, the financial effect of the relevant businesses are excluded from both reporting periods.

Operating profit

Gross profit as a percentage of turnover was 61.6% in the first half of 2006/07 relative to 57.8% in the prior year period. The increase was driven by the increase in the retail channel's share of the revenue mix and reduced markdowns, partially offset by the licensing channel's reduced share of revenue.

Net operating expenses before Atlas costs as a percentage of turnover increased to 40.2% from 35.6% in the previous period. The increase in the expense ratio largely reflected the change in composition of Burberry's cost structure with the retail channel shift, investments in human and operating infrastructure, management transition costs and incremental marketing investment.

As a result of these factors, operating profit before Atlas costs increased 7% to £84.2 million, or 21.5% of turnover relative to 22.2% in the previous period. Exchange rate differences relative to the previous period reduced reported operating profit by £0.9 million.

Net expenses associated with Project Atlas totalled £9.6 million (2005: £3.0 million). Reported operating profit was £74.6 million for the half.

Net finance expense

Net interest expense was £1.2 million in the six months to September 2006, compared to net interest income of £2.3 million in the prior period, reflecting borrowings associated with the Group's share repurchase programme. In the prior year period, the Group maintained a cash balance in advance of completing in March 2006 its £250 million share repurchase plan. Burberry continued to repurchase shares in the first half.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation and Atlas costs of £83.0 million in the six months to 30 September 2006 compared to £81.1 million in the prior period. Including Atlas costs, profit before taxation was £73.4 million in the current period.

Attributable profit

Burberry recorded a 32.0% effective tax rate (2005: 32.0%) on profit, resulting in a £23.5 million tax charge, and reported attributable profit of £49.9 million for the six months to 30 September 2006 compared to £53.1 million reported in the prior period. The effective tax rate for the period is in line with the expected rate for the full financial year.

Diluted earnings per share before Atlas costs increased 11.0% to 12.5p in the half compared to 11.3p in the prior period. Including Atlas costs, the Group reported diluted earnings per share of 11.1p. In the six months to September 2006, the diluted weighted average number of ordinary shares in issue was 449.8 million (2005: 488.8 million).

Cash flow and net funds

Historically, Burberry's principal uses of funds have been to support capital expenditures and working capital growth in connection with the expansion of its business, acquisitions, share repurchases and dividends. Principal sources of funds have been cash flow from operations and borrowings under its credit facilities. Burberry expects to finance the expansion of its business, capital expenditures, including strategic infrastructure investments, share repurchases and shareholder dividends with cash generated from operating activities and the use of credit facilities.

The table below sets out the principal components of cash flow for the six months to 30 September 2006 and 30 September 2005 and net funds at the period end:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m
Operating profit	**74.6**	**75.8**
Depreciation and related charges	13.1	11.3
Profit on disposal of fixed assets	–	(0.9)
Charges in respect of employee share incentive schemes	4.8	3.8
Increase in stocks	(10.3)	(9.1)
Increase in debtors	(44.3)	(36.5)
Decrease in creditors	(3.3)	(18.7)
Net cash inflow from operating activities	**34.6**	**25.7**
Net interest (paid)/received	(0.7)	1.7
Taxation paid	(20.3)	(18.1)
Capital expenditures and acquisition related payments	(16.0)	(15.8)
Sale of shares by ESOPs	1.7	1.7
Issue of ordinary share capital	0.3	3.5
Share repurchases	(37.6)	(64.5)
Equity dividends paid	(24.0)	(21.5)
Movement in net funds resulting from cash flows	**(62.0)**	**(87.3)**
Exchange rate (loss)/gain	(5.7)	2.5
Movement in net funds	**(67.7)**	**(84.8)**
Net funds at end of period	**(55.2)**	**85.1**

Net cash inflow from operating activities was £34.6 million in the first half compared to £25.7 million in the prior period. Stock levels increased £10.3 million as a result of the expanded retail network. The £44.3 million increase in debtors is in line with seasonal growth of trade receivables. The £3.3 million decrease in creditors primarily reflects timing differences.

Capital expenditures and acquisition related payments included net purchases of fixed assets of £16.0 million relating primarily to continued investment in the Group's retail operations and infrastructure. Capital expenditures for the full 2006/07 financial year are expected to total £40-45 million.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales.

In connection with share option awards, the Group sold £1.7 million of equity from its Employee Share Ownership Trusts and received £0.3 million (2005: £3.5 million) from the issue of new shares following the exercise of share-based options.

In the six months to 30 September 2006 the Group repurchased 8.4 million shares at a total cost of £38 million.

An interim dividend of 2.875p per share (2005: 2.5p) has been declared, payable on 1 February 2007.

GROUP INCOME STATEMENT UNAUDITED

	Note	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Turnover	3	**392.0**	**354.9**	**742.9**
Cost of sales		(150.4)	(149.7)	(296.8)
Gross profit		**241.6**	**205.2**	**446.1**
Net operating expenses		(167.0)	(129.4)	(291.6)
Operating profit		**74.6**	**75.8**	**154.5**
Financing				
Interest and similar income		2.4	2.4	4.3
Interest expense and similar charges		(3.6)	(0.3)	(1.8)
Financing fair value remeasurements		–	0.2	–
Net finance (expense)/income	3	**(1.2)**	**2.3**	**2.5**
Profit before taxation	3	**73.4**	**78.1**	**157.0**
Taxation	5	(23.5)	(25.0)	(50.6)
Attributable profit for the period	12	**49.9**	**53.1**	**106.4**

The profit for the period is attributable to the equity holders of the Company and relates to continuing operations.

	Note	Six months to 30 September 2006	Six months to 30 September 2005	Year to 31 March 2006
Pence per share				
Earnings per share				
– basic	6	11.4p	11.2p	22.9p
– diluted	6	11.1p	10.9p	22.3p

Non-GAAP measures	Note	£m	£m	£m
Reconciliation to adjusted operating profit				
Operating profit		74.6	75.8	154.5
Atlas costs	4	9.6	3.0	11.1
Operating profit before Atlas costs		**84.2**	**78.8**	**165.6**
Pence per share				
Earnings per share before Atlas costs				
– basic	6	12.9p	11.6p	24.7p
– diluted	6	12.5p	11.3p	24.1p
Dividends				
Dividend per share – proposed interim (not recognised as a liability at 30 September)	7	2.875p	2.5p	2.5p
Dividend per share – final (not recognised as a liability at 31 March)	7	–	–	5.5p

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE UNAUDITED

	Note	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Attributable profit for the period		**49.9**	**53.1**	**106.4**
Cash flow hedges		5.4	(2.5)	(3.8)
Currency translation differences		(20.8)	7.0	15.6
Actuarial gain/(loss) on defined benefit pension scheme		(0.2)	1.8	0.7
Tax on items taken directly to equity		(0.8)	0.6	1.5
Net (expense)/income recognised directly in equity	12	**(16.4)**	**6.9**	**14.0**
Transfers				
Transferred to profit and loss on cash flow hedges		(0.6)	(1.8)	(0.7)
Tax on items transferred from equity		0.2	0.7	0.2
Net transfers		**(0.4)**	**(1.1)**	**(0.5)**
Net (losses)/gains not recognised in income statement		**(16.8)**	**5.8**	**13.5**
Total recognised income for the period	12	**33.1**	**58.9**	**119.9**
Total impact on adoption of IAS 32 and IAS 39		–	1.9	1.9
Total		**33.1**	**60.8**	**121.8**

All the recognised income and expense for the period is attributable to the equity holders of the Company.

GROUP BALANCE SHEET UNAUDITED

	Note	As at 30 September 2006 £m	As at 30 September 2005 £m	As at 31 March 2006 £m
ASSETS				
Non-current assets				
Intangible assets		133.0	132.3	135.4
Property, plant and equipment		164.5	162.5	167.0
Deferred taxation assets		14.0	24.9	16.6
Trade and other receivables	9	5.1	3.9	4.2
Income tax recoverable		–	0.6	–
		316.6	**324.2**	**323.2**
Current assets				
Stock		131.7	113.2	124.2
Trade and other receivables	9	150.5	143.6	108.0
Derivative financial assets		5.8	2.5	2.8
Income tax recoverable		-	4.5	0.2
Cash and cash equivalents		102.2	85.1	113.7
		390.2	**348.9**	**348.9**
Total assets		**706.8**	**673.1**	**672.1**
LIABILITIES				
Non-current liabilities				
Long term liabilities	10	(10.9)	(16.2)	(14.6)
Deferred taxation liabilities		(8.9)	(13.2)	(10.5)
Retirement benefit obligations		(1.7)	(0.4)	(1.8)
Provisions for liabilities and charges		(2.8)	(3.1)	(2.8)
		(24.3)	**(32.9)**	**(29.7)**
Current liabilities				
Bank overdrafts		(57.4)	–	(51.2)
Bank borrowings		(100.0)	–	(50.0)
Trade and other payables	11	(132.1)	(142.3)	(126.9)
Derivative financial liabilities		(0.4)	(3.1)	(2.1)
Income tax liabilities		(25.0)	(32.6)	(25.6)
		(314.9)	**(178.0)**	**(255.8)**
Total liabilities		**(339.2)**	**(210.9)**	**(285.5)**
Net assets		**367.6**	**462.2**	**386.6**
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary Share capital	12	0.2	0.2	0.2
Share premium account	12	166.6	151.3	151.8
Hedging reserve	12	3.0	(0.1)	(0.2)
Foreign currency translation reserve	12	1.4	12.9	21.2
Capital reserve	12	26.0	24.9	25.8
Retained earnings	12	170.4	273.0	187.8
Total equity		**367.6**	**462.2**	**386.6**

GROUP CASH FLOW STATEMENT UNAUDITED

	Note	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Cash flows from operating activities				
Operating profit		74.6	75.8	154.5
Depreciation		12.1	10.7	22.5
Amortisation		1.0	0.6	2.0
Impairment charges		–	–	0.4
Profit on disposal of fixed assets		–	(0.9)	(1.6)
Charges in respect of employee share incentive schemes		4.8	3.8	7.4
Increase in stocks		(10.3)	(9.1)	(17.8)
(Increase)/decrease in debtors		(44.3)	(36.5)	2.2
Decrease in creditors		(3.3)	(18.7)	(21.2)
Cash generated from operations		34.6	25.7	148.4
Taxation paid		(20.3)	(18.1)	(43.6)
Net cash inflow from operating activities		**14.3**	**7.6**	**104.8**
Cash flows from investing activities				
Purchase of tangible and intangible fixed assets		(14.5)	(15.0)	(30.7)
Proceeds from sale of property, plant and equipment		–	3.0	3.6
Payment of deferred consideration		(1.5)	–	(19.2)
Acquisition of subsidiary	8	–	(3.8)	(4.4)
Net cash outflow from investing activities		**(16.0)**	**(15.8)**	**(50.7)**
Cash flows from financing activities				
Interest received		2.0	2.0	3.0
Interest paid		(2.7)	(0.3)	(1.4)
Equity dividends paid		(24.0)	(21.5)	(32.8)
Issue of Ordinary Share capital		0.3	3.5	3.7
Purchase of shares through share buy back		(37.6)	(64.5)	(191.6)
Sale of own shares by ESOPs		1.7	1.7	2.4
Draw down on loan facility		50.0	–	50.0
Net cash outflow from financing activities		**(10.3)**	**(79.1)**	**(166.7)**
Net decrease in cash and cash equivalents		(12.0)	(87.3)	(112.6)
Effect of exchange rate changes on opening balances		(5.7)	2.5	5.2
Cash and cash equivalents at beginning of period		62.5	169.9	169.9
Cash and cash equivalents at end of period		**44.8**	**85.1**	**62.5**

	As at 30 September 2006 £m	As at 30 September 2005 £m	As at 31 March 2006 £m
Cash	61.6	26.8	70.2
Short term deposits	40.6	58.3	43.5
Cash and cash equivalents as per the balance sheet	102.2	85.1	113.7
Bank overdrafts	(57.4)	–	(51.2)
Cash and cash equivalents per the cash flow statement	**44.8**	**85.1**	**62.5**
Bank borrowings	(100.0)	–	(50.0)
Net debt	**(55.2)**	**85.1**	**12.5**

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 Corporate information

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly.

2 Accounting policies and basis of preparation

The financial information contained in this report is unaudited. The Group income statement, statement of recognised income and expense and cash flow statement for the interim period to 30 September 2006, and the balance sheet as at 30 September 2006 and related notes have been reviewed by the auditors and their report to the Company is set out on page 25. The information shown for the year ended 31 March 2006 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the statutory accounts for the year ended on that date, which have been filed with the Registrar of Companies. The report of the auditors on the statutory accounts for the year ended 31 March 2006 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

These unaudited consolidated financial statements for the six months ended 30 September 2006 have been prepared in accordance with the Listing Rules of the Financial Services Authority. Accounting policies have been consistently applied in the interim financial report on the basis set out in the Group's financial statements for the year ended 31 March 2006 on pages 52 to 57.

Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business. Such presentation will be prepared on a consistent basis in the future.

3 Segmental analysis

(a) Turnover and profit before taxation – by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland, and the UK. North America comprises operations in the US. Asia Pacific comprises operations in Australia, Hong Kong, Korea, Malaysia, Singapore and Taiwan.

	Spain		Europe		North America		Asia Pacific		Total	
Six months to 30 September	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Gross segment turnover	86.8	86.5	201.9	190.0	79.8	73.6	99.5	79.6	468.0	429.7
Inter-segment turnover	–	(0.1)	(74.8)	(74.7)	–	–	(1.2)	–	(76.0)	(74.8)
Turnover	**86.8**	**86.4**	**127.1**	**115.3**	**79.8**	**73.6**	**98.3**	**79.6**	**392.0**	**354.9**
Operating profit	**8.0**	**14.4**	**52.9**	**57.5**	**(0.6)**	**(1.4)**	**14.3**	**5.3**	**74.6**	**75.8**
Net finance (expense)/income									(1.2)	2.3
Profit before taxation									**73.4**	**78.1**

3 Segmental analysis continued

Year to 31 March 2006	Spain £m	Europe £m	North America £m	Asia Pacific £m	Total £m
Gross segment turnover	154.9	375.8*	173.2	182.4	886.3*
Inter-segment turnover	(0.5)	(142.4)*	–	(0.5)	(143.4)*
Turnover	**154.4**	**233.4**	**173.2**	**181.9**	**742.9**

* Restated for inter-segment turnover

Operating profit	**21.1**	**104.8**	**6.3**	**22.3**	**154.5**
Net finance income					2.5
Profit before taxation					**157.0**

The results above are stated after the allocation of costs of a group-wide nature.

(b) Turnover by destination

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Spain	74.8	74.5	134.1
Europe	109.9	93.5	191.5
North America	81.8	76.0	177.9
Asia Pacific	75.8	64.9	144.6
Rest of the World	8.9	6.4	13.7
Wholesale and Retail	**351.2**	**315.3**	**661.8**
Licensing	**40.8**	**39.6**	**81.1**
Total	**392.0**	**354.9**	**742.9**

Prior period turnover by destination has been revised by the reclassification of sales into Russia, Turkey and Ukraine from Europe into Rest of the World.

(c) Turnover – by class of business (being the channels to markets)

	Wholesale and Retail		Licensing		Total	
Six months to 30 September	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Gross segment turnover	401.1	390.1	40.8	39.6	441.9	429.7
Inter-segment turnover	(49.9)	(74.8)	–	–	(49.9)	(74.8)
Turnover	**351.2**	**315.3**	**40.8**	**39.6**	**392.0**	**354.9**

Year to 31 March 2006	Wholesale and Retail £m	Licensing £m	Total £m
Gross segment turnover	805.2*	81.1	886.3*
Inter-segment turnover	(143.4)*	–	(143.4)*
Turnover	**661.8**	**81.1**	**742.9**

* Restated for inter-segment turnover

3 Segmental analysis continued

(d) An analysis of turnover by product category is presented as additional information

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Womenswear	138.2	119.2	249.3
Menswear	109.0	99.9	206.2
Accessories	95.3	88.1	189.2
Other	8.7	8.1	17.1
Wholesale and Retail	**351.2**	**315.3**	**661.8**
Licensing	**40.8**	**39.6**	**81.1**
Total	**392.0**	**354.9**	**742.9**
Number of directly operated stores, concessions and outlets open at end of period	277	177	262

4 Atlas costs

Operating profit for the six months to 30 September 2006 includes charges of £9.6m (2005: £3.0m) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. In addition, a total of £1.8m (2005: £3.9m) has been capitalised on IT investment for Project Atlas in the six months to 30 September 2006. This project is designed to create a substantially stronger platform to support long term operation and growth of the Group. Investment in Project Atlas is expected to be around £50.0m over the three year period to 2007/08.

5 Taxation

The effective rate of tax is based on the estimated tax charge for the full year at a rate of 32.0% (2005: 32.0%). The actual effective rate of tax for the year to 31 March 2006 on this basis was 32.2%.

6 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the period divided by the weighted average number of Ordinary Shares in issue during the period. Basic and diluted earnings per share before Atlas costs are also disclosed to indicate the underlying profitability of the Burberry Group.

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Attributable profit for the period before Atlas costs	56.4	55.2	114.8
Effect of Atlas costs (after taxation)	(6.5)	(2.1)	(8.4)
Attributable profit for the period	**49.9**	**53.1**	**106.4**

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the period, excluding Ordinary Shares held in Burberry Group's ESOPs.

6 Earnings per share continued

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the period. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

	Six months to 30 September 2006 Millions	Six months to 30 September 2005 Millions	Year to 31 March 2006 Millions
Weighted average number of Ordinary Shares in issue during the period	439.1	475.2	464.4
Dilutive effect of the share incentive schemes	10.7	13.6	13.2
Diluted weighted average number of Ordinary Shares in issue during the period	449.8	488.8	477.6

Basic earnings per share	Six months to 30 September 2006 Pence	Six months to 30 September 2005 Pence	Year to 31 March 2006 Pence
Basic earnings per share before Atlas costs	**12.9**	**11.6**	**24.7**
Effect of Atlas costs	(1.5)	(0.4)	(1.8)
Basic earnings per share	**11.4**	**11.2**	**22.9**

Diluted earnings per share	Six months to 30 September 2006 Pence	Six months to 30 September 2005 Pence	Year to 31 March 2006 Pence
Diluted earnings per share before Atlas costs	**12.5**	**11.3**	**24.1**
Effect of Atlas costs	(1.4)	(0.4)	(1.8)
Diluted earnings per share	**11.1**	**10.9**	**22.3**

7 Dividends

The interim dividend of 2.875p (2005: 2.5p) per share has been approved by the Board of directors, after 30 September 2006. Accordingly, this dividend has not been recognised as a liability at the period end.

The interim dividend will be paid on 1 February 2007 to Shareholders on the Register at the close of business on 5 January 2007.

A dividend of 5.5p (2005: 4.5p) per share was paid during the period in relation to the year ending 31 March 2006. A total dividend of 8p per share was paid in respect of the year ending 31 March 2006.

8 Acquisition of subsidiary

On 1 August 2005, the Burberry Group acquired the Burberry trade and certain assets and liabilities ("the Burberry Taiwan acquisition") from Chang's Kent Co. Limited and Ming Pu Co. Limited, which were Burberry distributors in Taiwan.

9 Trade and other receivables

	As at 30 September 2006 £m	As at 30 September 2005 £m	As at 31 March 2006 £m
Non-current			
Deposits and prepayments	5.1	3.9	4.2
Total non-current trade and other receivables	**5.1**	**3.9**	**4.2**
Current			
Trade receivables	126.3	122.3	89.4
Other receivables	2.8	4.1	3.1
Prepayments and accrued income	21.4	17.2	15.5
Total current trade and other receivables	**150.5**	**143.6**	**108.0**
Total	**155.6**	**147.5**	**112.2**

10 Long term liabilities

	As at 30 September 2006 £m	As at 30 September 2005 £m	As at 31 March 2006 £m
Unsecured			
Other creditors, accruals and deferred income	10.9	5.4	9.6
Deferred consideration for acquisition	–	10.0	5.0
Redeemable preference share capital	–	0.8	–
Total	**10.9**	**16.2**	**14.6**

Deferred consideration, in prior periods, arose on the acquisition of the trade and certain assets of the Burberry business in Korea.

11 Trade and other payables

	As at 30 September 2006 £m	As at 30 September 2005 £m	As at 31 March 2006 £m
Unsecured			
Trade creditors	27.0	22.0	28.0
Trading balances owed to GUS group companies	–	6.2	–
Other taxes and social security costs	8.0	7.5	6.0
Other creditors	25.9	19.2	18.9
Accruals and deferred income	61.2	65.6	67.5
Deferred consideration for acquisitions	10.0	21.8	6.5
Total	**132.1**	**142.3**	**126.9**

Deferred consideration at 30 September 2006 arose from the acquisition of Burberry's business in Korea. Deferred consideration in prior periods arose from the acquisitions of Burberry (Spain) S.A., Mercader y Casadevall S.A. and the Burberry Taiwan acquisition.

12 Share capital and reserves

	Ordinary Share capital £m	Share premium account £m	Hedging reserve £m	Foreign currency translation reserve £m	Capital reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 April 2006	**0.2**	**151.8**	**(0.2)**	**21.2**	**25.8**	**187.8**	**386.6**
Cash flow hedges	–	–	5.4	–	–	–	5.4
Currency translation differences	–	–	–	(20.8)	–	–	(20.8)
Actuarial loss on defined benefit pension scheme	–	–	–	–	–	(0.2)	(0.2)
Tax on items taken directly to equity	–	–	(1.8)	1.0	–	–	(0.8)
Net income/(expense) recognised directly in equity	**–**	**–**	**3.6**	**(19.8)**	**–**	**(0.2)**	**(16.4)**
Transferred to profit and loss on cash flow hedges	–	–	(0.6)	–	–	–	(0.6)
Tax on items transferred from equity	–	–	0.2	–	–	–	0.2
Attributable profit for the period	–	–	–	–	–	49.9	49.9
Total recognised income/(expense) for the period	**–**	**–**	**3.2**	**(19.8)**	**–**	**49.7**	**33.1**
Transfer between reserves	–	–	–	–	0.2	(0.2)	–
Employee share option scheme							
– value of share options granted	–	–	–	–	–	4.8	4.8
– tax on share options granted	–	–	–	–	–	2.7	2.7
– exercise of share options	–	14.8	–	–	–	–	14.8
– price differential on exercise of shares	–	–	–	–	–	(14.5)	(14.5)
Share buy back costs	–	–	–	–	–	(37.6)	(37.6)
Sale of own shares by ESOPs	–	–	–	–	–	1.7	1.7
Dividend expense for the period	–	–	–	–	–	(24.0)	(24.0)
Balance as at 30 September 2006	**0.2**	**166.6**	**3.0**	**1.4**	**26.0**	**170.4**	**367.6**

During the six months to 30 September 2006, the Company repurchased and subsequently cancelled 8,390,000 Ordinary Shares, representing 2% of the issued share capital, at a total cost of £37.6m. The nominal value of the shares was £4,195, which was transferred to a capital reserve. Retained earnings were reduced by £37.6m. The share repurchase programme commenced in January 2005 and since then, a total of 68,974,230 Ordinary Shares have been repurchased and subsequently cancelled. This represents 14% of the original issued share capital at a total cost of £287.6m. The nominal value of the shares was £34,487 and has been transferred to a capital reserve and the retained earnings have been reduced by £287.6m.

The cost of own shares held in the Burberry Group ESOPs has been offset against retained earnings, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 30 September 2006, the amount offset against this reserve is £13.6m (30 September 2005: £16.8m; 31 March 2006: £16.0m).

12 Share capital and reserves continued

Revaluation reserves of £23.4m (2005: £23.4m), previously recognised under UK GAAP, have been transferred to retained earnings and are considered non-distributable. This amount will become distributable if the revalued properties are sold. Revaluation reserves recognised at 31 March 2006 were £23.4m.

13 Foreign currency

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange rate for the period according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the dates of the transactions. The assets and liabilities of such undertakings are translated at period end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

The principal exchange rates used were as follows:

	Average		
	Six months to 30 September 2006	Six months to 30 September 2005	Year to 31 March 2006
Euro	1.47	1.47	1.46
US dollar	1.86	1.82	1.78
Hong Kong dollar	14.40	14.17	13.77
Korean won	1,770	1,854	1,796

	Closing		
	As at 30 September 2006	As at 30 September 2005	As at 31 March 2006
Euro	1.48	1.47	1.43
US dollar	1.87	1.76	1.74
Hong Kong dollar	14.59	13.68	13.48
Korean won	1,772	1,834	1,687

The average exchange rate achieved by Burberry Group on its Yen licensing income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 194.7: £1 in the six months to 30 September 2006 (2005: Yen 189.1: £1); year to 31 March 2006 Yen 190.3: £1.

INDEPENDENT REVIEW REPORT TO BURBERRY GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the six months to 30 September 2006 which comprises the group balance sheet as at 30 September 2006 and the related group income statement, statement of recognised income and expense and cash flow statement for the six months then ended and related notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 2.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 September 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London

14 November 2006

Notes:

(a) The maintenance and integrity of the integrity of the Burberry Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibly for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the presentation and dissemination of financial information may differ from legislation in other jurisdictions.

SHAREHOLDER INFORMATION

Registrar

Enquiries concerning holdings of the Company's shares and notifications of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970 (Or +44 121 415 7047 from outside the UK). In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A textphone facility for those with hearing difficulties is available by calling: 0870 600 3950 (or +44 121 415 7028 from outside the UK).

Share price information

The latest Burberry Group plc share price is available on Burberry's website and also on the Financial Times Cityline Service on 0906 843 0000 (calls charged at 60p per minute).

Share dealing

Lloyds TSB Registrars offer a telephone and internet dealing service. Terms and conditions and details of the commission charges are available on request.

For telephone dealing call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your Shareholder reference number shown on your share certificate.

ShareGift

Shareholders with a small number of Burberry shares, the value of which makes it uneconomic to sell them, may wish to consider donating their shares to the charity ShareGift, (registered charity 1052686) which specialises in using such holdings for charitable benefit. A ShareGift Donation form can be obtained from Lloyds TSB Registrars at the above address.

For further information, ShareGift can be contacted as follows:

ShareGift
46 Grosvenor Street
London W1K 3HN

Telephone: +44 (0) 20 7828 1151
Website: www.sharegift.org

Internet

A full range of investor relations information on Burberry is available at www.burberrygroupplc.com. This includes webcasts of results presentations given to analysts and fund managers together with slides accompanying those presentations.

Registered office

Burberry Group plc
18-22 Haymarket
London SW1Y 4DQ

Telephone: +44 (0) 20 7968 0000
Fax: +44 (0) 20 7980 2950

Financial calendar

Interim dividend record date	5 January 2007
Third quarter trading update	16 January 2007
Interim dividend to be paid	1 February 2007
Second half trading update	17 April 2007
Preliminary announcement of results for the year ended 31 March 2007	May 2007
Annual General Meeting	July 2007

Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 27/11/2006
To (optional): 27/11/2006

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 2500

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (participant ID 142CN)	Single	1605

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

Share Holder	Type	Shares Held
Robert Kerr	Single	895

Address:
5 St. Austell Road
LONDON
United Kingdom
SE13 7EQ

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
T return must be c vered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	40,000	100,000	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	03/10/2006	04/10/2006	
Maximum prices paid § for each share	£5.0803	£5.1648	
Minimum prices paid § for each share	£5.0803	£5.1648	

The aggregate amount paid by the company for the shares to which this return relates was:	£ 720,773.54
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 3605.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 13.10.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

coform

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03458224

~~Company Name in full~~ ~~BURBERRY GROUP PLC~~

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	09	01	2006
† Date of Birth	07	06	1960

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: MS * Honours etc:

Forename(s): ANGELA JEAN

Surname: AHRENDTS

Previous forename(s): Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

††Usual residential address: 18-22 HAYMARKET

Post town: LONDON Postcode: SW1Y 4DQ

County / Region: Country: ENGLAND

† Nationality: AMERICAN † Business occupation: CEO

† Other directorships (additional space next page):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 22. 11. 06

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 29.11.06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, 58-59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 03458224

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	100,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	05/09/2006	06/09/2006	08/09/2006
Maximum prices paid § for each share	£4.808837	£4.8335	£4.832
Minimum prices paid § for each share	£4.808837	£4.8335	£4.832

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,449,607.86
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 7,250.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 19 9 06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	150,000	150,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	12/09/2006	13/09/2006	14/09/2006
Maximum prices paid § for each share	£4.803	£4.7655	£4.727226
Minimum prices paid § for each share	£4.803	£4.7655	£4.727226

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,907,068.22
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 9,540.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 14 9 06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03458224
Company name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	09	2006	29	09	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	20,000		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£5.09		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

.. the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s)	Class of shares allotted	Number allotted
CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)		
Address		
DESIGNATION ESOS MEMBER A/C ESOS	ORDINARY	20,000
20 MOORGATE, LONDON		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3.10.06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, 58-59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

G

169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	100,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	31/08/2006	01/09/2006	04/09/2006
Maximum prices paid § for each share	£4.84	£4.819107	£4.84076
Minimum prices paid § for each share	£4.84	£4.819107	£4.84076

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,452,164.68
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 7265.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 11/9/2006

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	16:09 27-Dec-06
Number	6883O

Burberry Group plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at 27 December 2006, Burberry Group plc's capital consists of 441,327,881 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 441,304,201.

The above figure (441,304,201) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

END

Close

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:11 08-Dec-06
Number	5663N

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	1,003,977
JP Morgan, Bournemouth	FPM	785,900
JP Morgan, Bournemouth	FPM	446,300
State Str Bk and Tr Co Lndn	FPM	285,700
Chase Manhttn BK AG Frnkfrt	FPM	71,600
Bank of New York Brussels	FPM	89,500
JPMorgan Chase Bank	FPM	39,100
Dexia PrivatBank	FPM	9,000
State Street Bank and Tr Co	FMTC	370,600
Bank of New York	FMTC	227,800
Northern Trust Co	FMTC	128,100

JPMorgan Chase Bank	FMTC	48,500
Mellon Bank N.A.	FMTC	22,400
Brown Brothers Harriman & Co	FMTC	3,500
JP Morgan Chase Bank	FMRCO	15,175,300
Brown Brothers Harriman & Co	FMRCO	4,718,005
State Street Bank and Tr Co	FMRCO	1,915,242
Northern Trust Bank	FMRCO	69,800
Mellon Bank N.A.	FMRCO	31,800
Northern Trust Co	FMRCO	18,800
JP Morgan, Bournemouth	FISL	5,912,462
JP Morgan, Bournemouth	FIL	3,479,442
Brown Bros Harrimn Ltd Lux	FIL	1,005,344
National ASTL BK Melbourne	FIL	61,100
Northern Trust London	FIL	101,600
JPMorgan Bornemouth	FIL	161,900
State Str Bk and Tr Co Lndon	FIL	32,400
State Street Bank and Tr Co	FICL	301,600
State Street Hong Kong	FIA(K)L	17,700

5. Number of shares / amount of stock acquired

4,943,821

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

1.12%

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

8 December 2006

12. Total holding following this notification

36,534,472

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

8.28%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

8 December 2006

END
END

Close

OutputDevice	ShrtName	Location/Status Message
ANDREA	OS04	Orange Street - 1st Floor
ATLAS	SH01	Savannah House - 2nd Floor
ATLASAP1	SH17	Savannah House - 3rd Floor
ATLASAP2	SH18	Savannah House - 3rd Floor
BARKING	HM03	Haymarket - 2ND Floor - CEO
BELINDA	SH15	Savannah House - Ground Floor
BICESTER	SA01	St. Albans House - Mezzanine
BLYTHREP	BL01	Blyth - Reception
BOTANY	HM01	Haymarket - 4th Floor - Prorsum
CARBOST	SA31	St. Albans House - 4th Floor
CASADMIN	CS03	Castleford - Administration
CASCAD	CS02	Castleford - CAD Room
CASWS	CS01	Castleford - Work Study
CFO-IR-BW	HM05	Haymarket - 2nd Floor - Store Rm
CFO-IR-COL	HM04	Haymarket - 2nd Floor - Store Rm
CHICAGO	SA15	St. Albans House - 2nd Floor
CRYSTAL	OS05	Orange Street - 2nd Floor
DARTFORD	SA29	St. Albans House - 4th Floor
DESFORD	SA12	St. Albans House - 7th Floor
DOVER	SA19	St. Albans House - 6th Floor
EATON	SH06	Savannah House - 3rd Floor
ELAINE	OS03	Orange Street - 1st Floor
FIELDING	SA04	St. Albans House - 4th Floor
HAMPTON	SH02	Savannah House - Ground Floor - Finance
HARRIET	SA20	St. Albans House - 6th Floor
HARWOOD	SH11	Savannah House - 3rd Floor
HEATH	SA10	St. Albans House - 1st Floor
HOLBORN	SA22	St. Albans House - 6th Floor
HP_BCN_UNICODE	BCNU	BCN - Second Floor
HYTHE	SH13	Savannah House - 3rd Floor
JERSEY	SH03	Savannah House - 2nd Floor - Stationary Cupboard
LADBROKE	SA09	St. Albans House - 1st Floor
LANCASTER	SA30	St. Albans House - 4th Floor
LAWBRY	OS02	Orange Street - 2nd Floor
LEWES	SH12	Savannah House - 3rd Floor
LOCL	LOCL	Default Local Printer declared in end-user PC
LP01	LP01	Beispieldrucker. Mit SPAD anpassen.
LYNNIE	OS01	Orange Street - 3rd Floor
MARKHAM	SH14	Savannah House - 3rd Floor
MELINDA	SA05	St. Albans House - 1st Floor
MILL	SA21	St. Albans House - 6th Floor
MONTEGO	SA14	St. Albans House - 2nd Floor
MONTREAL	SA23	St. Albans House - 6th Floor
MOSCOW	SA02	St. Albans House - 2nd Floor
NORWOOD	SA13	St. Albans House - 1st Floor
OXFORD	SH09	Ground Floor Savannah House
PALERMO	SA25	St. Albans House - 3rd Floor
PARIS	HM06	Haymarket - Mezzanine
PRTFACLT	SA28	St. Albans House - Mezzanine

OutputDevice	ShrtName	Location/Status Message
PRTPLAN5	SA26	St. Albans House - 5th Floor
PRTRU	SH04	Savannah House - 3rd Floor
PRTSHIP1	SA27	St. Albans House - 1st Floor
RADCLIFF	SA18	St. Albans House - 6th Floor
REG2ND	RS04	Regent Street - 2nd Floor
REG3RD	RS03	Regent Street - 3rd Floor
REG4TH	RS02	Regent Street - 4th Floor - Accessories
REG5TH	RS01	Regent Street - 5th Floor - Kitchen
REGENT	SH10	Savannah House - 3rd Floor
RICHMOND	SH07	Ground Floor Savannah House
ROTHDES	RM02	Rotherham - Despatch
ROTHFO	RM01	Rotherham - Front Office
RUTLAND	SA08	St. Albans House - Mezzanine
SALISBURY	SA17	St. Albans House - 5th Floor
SHERWIN	SA16	St. Albans House - 5th Floor
SINGAPORE	SA06	St. Albans House - 3rd Floor
SLOANE	SH05	Savannah House - 3rd Floor
STOREPD	OS06	Orange Street - 1st Floor
TOMMY	SA24	St Albans House - 1st Floor
TONBRIDGE	SH08	Ground Floor Savannah House
TRE01	TY01	Treorchy - 1
TRE02	TY02	Treorchy - 2
TRE03	TY03	Treorchy - 3
VENTNOR	SA03	St. Albans House - 4th Floor
WALLACE	HM02	Haymarket - 4th Floor - Prorsum
WARDOUR	SA07	St Albans House - 5th Floor
WORTHING	SH16	Savannah House - 3rd Floor
WORTON	SA11	St. Albans House - 6th Floor

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:22 05-Dec-06
Number	3146N

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	838,877
JP Morgan, Bournemouth	FPM	383,300
JP Morgan, Bournemouth	FPM	432,300
State Str Bk and Tr Co Lndn	FPM	234,400
Chase Manhttn BK AG Frnkfrt	FPM	45,100
Bank of New York Brussels	FPM	87,100
JPMorgan Chase Bank	FPM	31,700
Dexia PrivatBank	FPM	7,500
State Street Bank and Tr Co	FMTC	325,000
Bank of New York	FMTC	180,400
Northern Trust Co	FMTC	103,500

JPMorgan Chase Bank	FMTC	39,500
Mellon Bank N.A.	FMTC	18,100
Brown Brothers Harriman & Co	FMTC	3,500
JP Morgan Chase Bank	FMRCO	12,752,300
Brown Brothers Harriman & Co	FMRCO	3,710,284
State Street Bank and Tr Co	FMRCO	1,909,942
Northern Trust Bank	FMRCO	40,200
Mellon Bank N.A.	FMRCO	25,800
Northern Trust Co	FMRCO	15,400
JP Morgan, Bournemouth	FISL	5,912,462
JP Morgan, Bournemouth	FIL	2,955,442
Brown Bros Harrimn Ltd Lux	FIL	1,005,344
National ASTL BK Melbourne	FIL	58,900
Northern Trust London	FIL	90,300
JPMorgan Bornemouth	FIL	93,100
State Str Bk and Tr Co Lndon	FIL	27,100
State Street Bank and Tr Co	FICL	249,000
State Street Hong Kong	FIA(K)L	14,800

5. Number of shares / amount of stock acquired

4,744,301

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

1.07%

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

5 December 2006

12. Total holding following this notification

31,590,651

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

7.16%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

5 December 2006

END

Close

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:59 04-Dec-06
Number	2295N

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	679,777
JP Morgan, Bournemouth	FPM	344,400
JP Morgan, Bournemouth	FPM	421,000
State Str Bk and Tr Co Lndn	FPM	190,400
Chase Manhttn BK AG Frnkfrt	FPM	22,700
Bank of New York Brussels	FPM	77,500
JPMorgan Chase Bank	FPM	11,600
Dexia PrivatBank	FPM	4,700
State Street Bank and Tr Co	FMTC	123,100
Bank of New York	FMTC	66,300
Northern Trust Co	FMTC	37,700

JPMorgan Chase Bank	FMTC	14,500
Mellon Bank N.A.	FMTC	6,600
Brown Brothers Harriman & Co	FMTC	3,500
JP Morgan Chase Bank	FMRCO	10,572,578
Brown Brothers Harriman & Co	FMRCO	3,452,305
State Street Bank and Tr Co	FMRCO	738,842
Northern Trust Bank	FMRCO	14,800
Mellon Bank N.A.	FMRCO	9,500
Northern Trust Co	FMRCO	5,700
JP Morgan, Bournemouth	FISL	5,912,462
JP Morgan, Bournemouth	FIL	2,869,842
Brown Bros Harrimn Ltd Lux	FIL	1,005,344
National ASTL BK Melbourne	FIL	51,500
Northern Trust London	FIL	39,500
JPMorgan Bornemouth	FIL	34,300
State Str Bk and Tr Co Lndon	FIL	18,700
State Street Bank and Tr Co	FICL	106,900
State Street Hong Kong	FIA(K)L	10,300

5. Number of shares / amount of stock acquired

4,408,920

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

1.00%

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

4 December 2006

12. Total holding following this notification

26,846,350

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

6.08%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

4 December 2006

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. Interim Report
Released	13:58 30-Nov-06
Number	0108N

Burberry Group plc - Interim Report for the six months to 30 September 2006

In accordance with Listing Rule 9.6.3R, two copies of the Interim Report for the six months to 30 September 2006 have been submitted to the UK Listing Authority, and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	15:23 28-Nov-06
Number	8525M

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

STACEY CARTWRIGHT

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

27.11.06

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY SENIOR EXECUTIVE RESTRICTED SHARE PLAN 2004 ("THE RSP 2004") ON 27.11.06

18. Period during which or date on which it can be exercised

27.11.09 – 26.11.16

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

23,709 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

637,506 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

28.11.06

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	10:57 24-Nov-06
Number	6612M

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	562,677
JP Morgan, Bournemouth	FPM	388,600
State Str Bk and Tr Co Lndn	FPM	164,800
Bank of New York Brussels	FPM	68,900
State Street Bank and Tr Co	FMTC	5,700
Brown Brothers Harriman & Co	FMTC	3,500
JP Morgan Chase Bank	FMRCO	8,187,800
Brown Brothers Harriman & Co	FMRCO	3,292,605
State Street Bank and Tr Co	FMRCO	6,800
JP Morgan, Bournemouth	FISL	5,942,062
JP Morgan, Bournemouth	FIL	2,726,642
Brown Bros Harrimn Ltd Lux	FIL	1,029,644

National ASTL BK Melbourne	FIL	38,100
State Street Bank and Tr Co	FICL	19,600

5. Number of shares / amount of stock acquired

500,000

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.11%

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

23 November 2006

12. Total holding following this notification

22,437,430

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

5.08%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

24 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:18 23-Nov-06
Number	6084M

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	562,677
JP Morgan, Bournemouth	FPM	388,600
State Str Bk and Tr Co Lndn	FPM	164,800
Bank of New York Brussels	FPM	68,900
State Street Bank and Tr Co	FMTC	5,700
Brown Brothers Harriman & Co	FMTC	3,500
JP Morgan Chase Bank	FMRCO	7,687,800
Brown Brothers Harriman & Co	FMRCO	3,292,605
State Street Bank and Tr Co	FMRCO	6,800
JP Morgan, Bournemouth	FISL	5,942,062
JP Morgan, Bournemouth	FIL	2,726,642
Brown Bros Harrimn Ltd Lux	FIL	1,029,644

National ASTL BK Melbourne	FIL	38,100
State Street Bank and Tr Co	FICL	19,600

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

23 November 2006

12. Total holding following this notification

21,937,430

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

4.97%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

23 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	10:33 13-Nov-06
Number	9595L

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	**Shares Held**
Janus Capital Management LLC	10,674,063

5. Number of shares / amount of stock acquired

N/A

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

7. Number of shares / amount of stock disposed

N/A

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

10 November 2006

12. Total holding following this notification

10,674,063

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Holding has fallen below 3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

13 November 2006

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:37 18-Oct-06
Number	6906K

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

Schroder Investment Management Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Shares Held
Schroder Nominees Limited	870,404
Schroder Unit Trusts Limited (are or to be registered in the name of Chase Nominees Limited)	11,419,781
Schroder Investment North America Ltd (are or to be registered in the name of Chase Nominees Limited)	10,773,717
Schroder & Co Limited (are or to be registered in the name of Brown Brothers Harriman)	94,737
Schroder Investment Management Hong Kong Ltd	135,190
Banque Internationale a Luxembourg	276,600
Bermuda Trust (Far East) Ltd	28,125
BNP Paribas Security Services	11,100
BNY (OCS) Nominees Ltd a/c 219021	396,549

CDC IXIS	1,119,810
Chase Nominees Ltd	3,892,553
Citibank	909,091
Citibank International Plc Luxemburg	752,105
HSBC Global Custody Nominees (UK) Ltd a/c 809955	30,500
HSBC Global Custody Nominees Ltd a/c 771401	72,659
JP Morgan Bank Luxembourg SA	2,888,608
Master Trust Bank	1,577,705
Mellon Nominees (UK) Ltd	185,837
Mellon Trust	101,233
MSS Nominees Limited	1,758,657
Nortrust Nominees Limited a/c SRC13	72,864
Nortrust Nominees Ltd	4,195,638
Nutraco Nominees Ltd	98,498
Picet & Cie	294,794
State Street Nominees Ltd	1,227,431
Sumitomo Trust & Banking	12,925
The Northern Trust Company	754,062

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

18 October 2006

12. Total holding following this notification

43,951,173

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

9.9566%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

18 October 2006

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:11 12-Oct-06
Number	3903K

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

Burberry Group plc

2. Name of shareholder having a major interest

Franklin Templeton Investments, acting on behalf of Franklin Resources, Inc and its affiliates.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Shares Held
Bank of New York, London	356,640
Clydesdale Bank Plc, London	738,190
JPMorgan Chase Bank, London	14,300,189
Euroclear, Bruxelles	4,883
Goldman Sachs Secs Nominees	1,626,459
HSBC Bank Plc, London	134,212
Mellon Bank NA, London	1,081,270
Northern Trust Company, London	364,180
Royal Trust Corp. of Canada, London	148,390
State Street Bank, London	3,226,365

5. Number of shares / amount of stock acquired

Not disclosed

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

Not applicable

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date *listed company* informed

11 October 2006

12. Total holding following this notification

21,980,778

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

4.980%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7968 5682

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of *notification*

12 October 2006

arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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